DESCARTES REPORTS FISCAL 2008 THIRD QUARTER FINANCIAL RESULTS

Record profits: Quarterly net income up 325% over year-ago quarter; Year-to-date net income increased 61% over previous year

WATERLOO, ONTARIO, November 29, 2007 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2008 third quarter (Q3FY08) ended October 31, 2007. All financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q3FY08 Financial Results

As described in more detail below, key financial highlights for Descartes in Q3FY08 included:

•

Revenues of $15.5 million, up $2.1 million or 16% from the third quarter of last fiscal year (Q3FY07) and up $1.2 million or 8% from $14.3 million in the previous quarter (Q2FY08). Services revenues in the quarter were $14.5 million, up $2.1 million or 17% from $12.4 million in Q3FY07 and up $1.0 million or 7% from $13.5 million in Q2FY08. Revenues in the quarter benefited from Descartes’ August 2007 acquisition of Global Freight Exchange Limited (“GF-X”);

•	Net income of $1.7 million, up $1.3 million or 325% from $0.4 million in Q3FY07 and unchanged from $1.7 million in Q2FY08;
•	Earnings per share of $0.03, up from $0.01 in Q3FY07 and unchanged from Q2FY08;
•

Record EBITDA of $3.7 million, up 23% from $3.0 million in Q3FY07 and up 9% from $3.4 million in Q2FY08. EBITDA as a percentage of revenues was 24% this quarter, compared to 22% in Q3FY07 and 24% in Q2FY08. Q3FY08 is the eighth consecutive quarter where EBITDA grew by more than 20% over the same quarter in the previous year. Q3FY08 is also the seventh consecutive quarter that EBITDA, as a percentage of revenues, has exceeded 20%.

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and the impairment of goodwill). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except per share amounts):

	Q3 FY08	Q2 FY08	Q1 FY08	Q4 FY07	Q3 FY07
Revenues	15.5	14.3	13.3	13.6	13.4
Services revenues	14.5	13.5	12.2	11.6	12.4
Net income	1.7*	1.7*	1.1*	1.2*	0.4*
Earnings per share	0.03	0.03	0.02	0.03	0.01
EBITDA	3.7	3.4	3.0	3.3	3.0
EBITDA % of revenues	24%	24%	23%	24%	22%

* Total expenses include contingent acquisition consideration from Descartes’ FY07 acquisitions of Flagship Customs Services and ViaSafe (Q3FY08 $0.5 million; Q2FY08 $0.5 million; Q1FY08 $0.5 million; Q4FY07 $0.5 million; and Q3FY07 $1.2 million). Q3FY08 expenses also included a $0.2 million one-time expense related to the termination of a third-party hosting agreement.

Total revenues of $15.5 million in Q3FY08 were comprised of $14.5 million in services revenues and $1.0 million in license revenues. As a percentage of total revenues, services revenues were 94%, compared to 93% in Q3FY07 and 94% in Q2FY08, with the balance of the revenues in each period being license revenues.

Geographically, $8.8 million of revenues (57%) were generated in the Americas, excluding Canada, $4.0 million (26%) in Europe, Middle East and Africa (“EMEA”), $2.3 million (15%) in Canada, and $0.4 million (2%) in the Asia Pacific region.

Revenues recognized in Canadian dollars in Q3FY08 were approximately CAD$2.2 million, and expenses incurred in Canadian dollars in that same period were approximately CAD$4.9 million. Q3FY08 expenses included a $0.2 million one-time expense related to the termination of a third-party hosting agreement.

Cash provided by operating activities was $5.0 million for Q3FY08, compared to $4.1 million in Q3FY07 and $3.4 million in Q2FY08. As at October 31, 2007, Descartes had $48.3 million in cash and cash equivalents. Days-sales-outstanding was 53 days in Q3FY08, compared to 54 days for Q2FY08 and 45 days for Q3FY07.

“Our consistent attention to our operating model, and focused acquisition integration, has had a positive impact on our bottom line,” said Stephanie Ratza, Descartes’ CFO. “Our core business is performing well, we continue to have a solid balance sheet with a healthy cash position, and we are generating cash from operations. This creates an excellent platform to continue to provide value for our customers and shareholders.”

“Our customers are achieving results at an accelerating rate using the Descartes Global Logistics Network. Our metrics-driven, focused-on-results implementation methodology and software-as-a-service business model are delivering higher impact, lower risk and faster results for our customers. This, in turn, is contributing to positive financial results for Descartes,” said Arthur Mesher, CEO at Descartes. “Our logistics solutions enable our customers to use government systems more effectively, and comply with the industry standards and regulations that make our borders more safe and secure. We also help our customers automate delivery processes to drive economic efficiencies; and reduce the number of miles traveled by vehicles, thereby reducing their carbon footprint and leading to more environmentally responsible logistics processes.”

Fiscal 2008 Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes in the first nine months of fiscal 2008 included the following:

•	Revenues of $43.0 million, increased $4.6 million or 12% from $38.4 million in the first nine months of fiscal 2007;
•	Services revenues of $40.1 million, increased by $4.9 million or 14% from $35.2 million in the first nine months of fiscal 2007;
•	Net income of $4.5 million, improved $1.7 million or 61% from $2.8 million in the first nine months of fiscal 2007;
•	Earnings per share of $0.09, improved by $0.03 or 50% from $0.06 per share in the first nine months of fiscal 2007; and
•

EBITDA of $10.0 million, increased by $1.8 million or 22% from EBITDA of $8.2 million in the first nine months of fiscal 2007. EBITDA as a percentage of revenues was 23% in the first nine months of fiscal 2008 compared to 21% for the first nine months of fiscal 2007. EBITDA is a non-GAAP financial measure provided as a complement to the GAAP financial measures in this release. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

Revenues recognized in Canadian dollars in the first nine months of fiscal 2008 were approximately CAD$6.6 million, and expenses incurred in Canadian dollars in that same period were approximately CAD$14.4 million.

The following table summarizes Descartes' results in the categories specified below over the past two fiscal years (unaudited, dollar amounts in millions, except per share amounts):

	First Nine Months of Fiscal 2008	First Nine Months of Fiscal 2007
Revenues	43.0	38.4
Services revenues	40.1	35.2
Net income	4.5*	2.8
Earnings per share	0.09	0.06
EBITDA	10.0	8.2
EBITDA % of revenues	23%	21%

* Expenses for the first nine months of fiscal 2008 also included a $0.2 million one-time expense related to the termination of a third-party hosting agreement.

GF-X Acquisition

On August 17, 2007, Descartes announced that it had acquired U.K.-based Global Freight Exchange Limited (GF-X), a global leader for electronic freight booking in the air cargo industry. GF-X added electronic air freight booking capability to Descartes’ Global Logistics Network (GLN), creating a global network capable of managing the entire air cargo shipment lifecycle.

GF-X’s offering includes a comprehensive, on-line cargo reservation system where air carriers and freight forwarders can complete electronic air cargo bookings. Many of the world’s leading carriers and forwarders use GF-X’s products in major airfreight markets worldwide, including American Airlines, Air France, British Airways, Delta Air Lines, DHL, Kühne + Nagel, Lufthansa, and Panalpina. In support of the acquisition, several key air cargo carriers and freight forwarders extended their customer commitments to use GF-X’s products and services.

In negotiating the initial purchase price for the acquisition and planning the ongoing integration activities, Descartes assumed that GF-X would be neutral to Descartes’ EBITDA in fiscal 2008 and contribute at least $4.0 million in revenues and $0.8 million in EBITDA to Descartes’ financial results for the 2009 fiscal year.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results and business outlook at 8:00 a.m. EST on November 29. Designated numbers are (800) 950-1454 for North America or (212) 231- 2900 for International. The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialing (800) 558-5253 or (416) 626-4100 and using passcode number 21354365. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, London, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

Contact Information:

Tel: (519) 746-6114 ext. 2358 – Laurie McCauley

investor@descartes.com

###

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to provide value to customers and shareholders; revenues, expenses, goals and contribution of the GF-X acquisition; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, including the GF-X acquisition, and to predict expenses associated with and revenues from the acquisition; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for the fiscal year ended January 31, 2007. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and impairment of goodwill). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q3FY08, Q2FY08, Q1FY08, Q4FY07, and Q3FY07, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY08	Q2FY08	Q1FY08	Q4FY07	Q3FY07

Net income, as reported on Consolidated Statements of Operations	1.7	1.7	1.1	1.2	0.4
Adjustments to reconcile to EBITDA:
Investment income	(0.5)	(0.5)	(0.1)	(0.1)	(0.1)
Income tax expense (recovery)	0.1	0.1	-	0.1	(0.1)
Depreciation expense	0.7	0.6	0.5	0.6	0.6
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	1.5	1.3	1.3	1.3	2.0
Amortization of deferred compensation and stock-based compensation expense	0.2	0.2	0.2	0.2	0.2
EBITDA	3.7	3.4	3.0	3.3	3.0

The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for the first nine months of fiscal 2008 and the first nine months of fiscal 2007, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	First Nine Months of Fiscal 2008	First Nine Months of Fiscal 2007

Net income, as reported on Consolidated Statements of Operations	4.5	2.8
Adjustments to reconcile to EBITDA:
Investment income	(1.1)	(0.5)
Income tax expense	0.2	0.1
Depreciation expense	1.8	1.6
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	4.0	3.6
Amortization of deferred compensation and stock-based compensation expense	0.6	0.6
EBITDA	10.0	8.2

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	October 31,	January 31,
	2007	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	48,258	19,370
Marketable securities	-	2,551
Accounts receivable
Trade	9,127	6,905
Other	1,223	611
Prepaid expenses and other	1,048	919
Deferred contingent acquisition consideration	1,333	2,000
	60,989	32,356
CAPITAL ASSETS	7,166	6,766
GOODWILL	22,277	20,426
INTANGIBLE ASSETS	16,922	10,953
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	-	833
DEFERRED INCOME TAXES	1,268	-
	108,622	71,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,681	3,391
Accrued liabilities	5,510	2,820
Deferred revenue	2,976	2,374
	12,167	8,585
INCOME TAX LIABILITY	1,268	-
	13,435	8,585

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totalled 52,899,227 at October 31, 2007 (January 31, 2007 – 46,361,500)	44,132	19,319
Additional paid-in capital	449,435	448,850
Accumulated other comprehensive income (loss)	2,410	(123)
Accumulated deficit	(400,790)	(405,297)
	95,187	62,749
	108,622	71,334

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
REVENUES	15,463	13,445	43,014	38,430
COST OF REVENUES	5,468	4,366	14,895	12,887
GROSS MARGIN	9,995	9,079	28,119	25,543
EXPENSES
Sales and marketing	2,412	2,450	7,326	7,635
Research and development	2,823	2,485	7,798	6,569
General and administrative	1,936	1,935	5,347	5,378
Amortization of intangible assets	987	801	2,486	1,991
Contingent acquisition consideration	500	1,156	1,500	1,505
Impairment of goodwill	–	–	–	100
	8,658	8,827	24,457	23,178
INCOME FROM OPERATIONS	1,337	252	3,662	2,365
INVESTMENT INCOME	481	82	1,071	495
INCOME BEFORE INCOME TAXES	1,818	334	4,733	2,860
INCOME TAX EXPENSE (RECOVERY)	121	(115)	226	87
NET INCOME	1,697	449	4,507	2,773
EARNINGS PER SHARE
Basic and diluted	0.03	0.01	0.09	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,801	46,304	50,652	44,848
Diluted	53,715	47,548	51,821	46,088

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
OPERATING ACTIVITIES
Net income	1,697	449	4,507	2,773
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	638	568	1,748	1,582
Amortization of intangible assets	987	801	2,486	1,991
Contingent acquisition consideration	–	656	–	838
Impairment of goodwill	–	–	–	100
Amortization of deferred compensation	2	(1)	8	66
Stock-based compensation expense	192	181	576	532
Changes in operating assets and liabilities:
Accounts receivable
Trade	665	1,253	(756)	27
Other	(500)	280	(437)	575
Prepaid expenses and other	1,305	294	515	(157)
Deferred contingent acquisition consideration	500	500	1,500	(3,333)
Accounts payable	509	(552)	(134)	145
Accrued liabilities	(237)	(15)	46	(121)
Deferred revenue	(732)	(302)	(341)	(735)
Cash provided by operating activities	5,026	4,112	9,718	4,283
INVESTING ACTIVITIES
Maturities of marketable securities	–	(32)	2,820	5,302
Sale of marketable securities	–	–	–	5,092
Purchase of marketable securities	–	–	–	(7,641)
Additions to capital assets	(214)	(178)	(670)	(1,134)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(4,614)	-	(5,680)	(27,772)
Acquisition-related costs	(1,425)	(427)	(1,713)	(915)
Cash used in investing activities	(6,253)	(637)	(5,243)	(27,068)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	(262)	86	23,160	13,751
Cash provided by (used in) financing activities	(262)	86	23,160	13,751
Effect of foreign exchange rate on cash and cash equivalents	557	(8)	1,253	(496)
Increase (decrease) in cash and cash equivalents	(932)	3,553	28,888	(9,528)
Cash and cash equivalents at beginning of period	49,190	14,553	19,370	27,634
Cash and cash equivalents at end of period	48,258	18,106	48,258	18,106